SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                   CONTINENTAL MATERIALS CORPORATION
        -------------------------------------------------------------------
                                (Name of Issuer)

                                COMMON STOCK
        -------------------------------------------------------------------
                         (Title of Class of Securities)


                                   211615208
        -------------------------------------------------------------------
                                 (CUSIP Number)

                             Warren G. Lichtenstein
                        750 Lexington Avenue - 27th Floor
                            New York, New York  10022
                               212/446-5217
        -------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 1, 1995
        -------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

     Check the following box if a fee is being paid with the statement |X|.









                               Page 1 of 12 pages

             CUSIP NO. 211615208                     Page 2 of 12 pages
                       ---------




       1        NAME OF REPORTING PERSONS

                     Warren G. Lichtenstein


       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [  ]
                                                                   (b) [  ]


       3        SEC USE ONLY

       4        SOURCE OF FUNDS

                     OO

       5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

       6        CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S.A.

   NUMBER OF               7             SOLE VOTING POWER
     SHARES
  BENEFICIALLY                           61,900(1)
    OWNED BY
   REPORTING               8             SHARED VOTING POWER
  PERSON WITH
                                           -0-

                           9             SOLE DISPOSITIVE POWER

                                         61,900(1)

                           10            SHARED DISPOSITIVE POWER

                                           -0-

       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                     61,900(1)

       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                         [  ]

       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.4%

       14       TYPE OF REPORTING PERSON

                     IN

     (1) Represents 52,500 shares owned by Steel Partners II, L.P., and 9,400 shares managed by Steel Partners Services, Ltd., entities controlled by the Reporting Persons.

             CUSIP NO. 211615208                     Page 3 of 12 pages





      1       NAME OF REPORTING PERSONS

                   Lawrence Butler


      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [  ]
                                                                  (b) [  ]


      3       SEC USE ONLY

      4       SOURCE OF FUNDS

                   OO

      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   U.S.A.


   NUMBER OF                7             SOLE VOTING POWER
     SHARES
  BENEFICIALLY                            61,900(1)
    OWNED BY
   REPORTING                8             SHARED VOTING POWER
  PERSON WITH
                                           -0-

                            9             SOLE DISPOSITIVE POWER

                                          61,900(1)

                           10             SHARED DISPOSITIVE POWER

                                          -0-

      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                   61,900(1)

      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                          [  ]

      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.4%

      14      TYPE OF REPORTING PERSON

                   IN

     (1) Represents 52,500 shares owned by Steel Partners II, L.P., and 9,400 shares managed by Steel Partners Services, Ltd., entities controlled by the Reporting Persons.

             CUSIP NO. 211615208                     Page 4 of 12 pages





                           STATEMENT FOR SCHEDULE 13D
                           --------------------------

Item 1.  Security and Issuer.

          The class of equity securities to which this Statement relates is the common stock (the "Common Stock") of Continental Materials Corporation, a Delaware corporation (the "Issuer"), whose principal executive office is located at 225 West Wacker Drive, Chicago, IL 60606.

Item 2.  Identity and Background.

          (a) This statement is filed by Warren G. Lichtenstein and Lawrence Butler relating to the ownership of the Issuer's common stock by Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II"), and by a foreign investment company (the "Fund"). Steel Partners Services, Ltd., a New York corporation ("Services"), manages a portfolio of securities owned by the Fund which includes shares of the Issuer's common stock.

          The general partner of Steel Partners II is Steel Partners Associates, L.P. ("Associates"), a Delaware limited partnership. Steel Partners, Ltd., a New York corporation ("SPL"), is the general partner of Associates. The sole officers, directors and shareholders of SPL are Mr. Lichtenstein and Mr. Butler, each of whom is a United States citizen. Messrs. Lichtenstein and Butler are the sole officers and directors of Services. By virtue of their positions with Steel Partners II and Services, Mr. Lichtenstein and Mr. Butler have the power to vote and dispose of the Issuer's shares owned by Steel Partners II and managed by Services. Each of Mr. Lichtenstein and Mr. Butler are referred to as a "Reporting Person" and collectively as the "Reporting Persons".

          (b) The principal business address of each Reporting Person is 750 Lexington Avenue, 27th Floor, New York, New York 10022.

          (c) The principal occupation of Mr. Lichtenstein and Mr. Butler is investing in securities of microcap companies. In addition, Mr. Butler is the president of Alpha Technologies Group, Inc., a NASDAQ company engaged in the electronics components business.

          (d) Neither Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

             CUSIP NO. 211615208                     Page 5 of 12 pages





          (e) Neither Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

          The aggregate purchase price of the shares of Common Stock owned by Steel Partners II is $630,652. The shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

          The aggregate purchase price of the shares of Common Stock managed by Services is $115,486. Such shares were acquired with funds it manages for a foreign investment company (the "Fund"). Pursuant to an agreement (the "Management Agreement") with the Fund, Services has been appointed to manage, on a discretionary basis, certain of the Fund's assets, which are maintained in a brokerage account in the Fund's name. The Management Agreement may be terminated by either party at any time. Therefore, pursuant to Rule 13d-3(d)(1)(c), the Fund may be deemed the beneficial owner of the Shares reported by Services.

Item 4.  Purpose of Transaction.

          The Reporting Persons believe that the shares of the Issuer at current market prices present an attractive investment opportunity for capital appreciation.

          No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. Each intends to review its investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer's business affairs and financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional shares of Common Stock, selling some or all of its shares, or proposing a slate of nominees for election as directors at the Issuer's annual meeting, a special meeting of stockholders or otherwise.

Item 5.  Interest in Securities of the Issuer.

          (a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 1,139,278 shares outstanding, which is the total number of shares of Common Stock outstanding as reported in the Company's 1995 Proxy Statement.

             CUSIP NO. 211615208                     Page 6 of 12 pages





As of the close of business on August 2, 1995:

          Steel Partners II beneficially owns 52,500 shares of Common Stock, constituting approximately 4.6% of the shares outstanding; and Services beneficially owns 9,400 shares, constituting approximately .8%. Collectively, the Reporting Persons own 61,900 shares, constituting approximately 5.4%. Mr. Lichtenstein and Mr. Butler may be deemed to beneficially own 61,900 shares of the Issuer's common stock by virtue of their authority to vote and dispose of the Shares owned by Steel Partners II and managed by Services.

          (b) By virtue of their positions with Steel Partners II and Services, each of Messrs. Lichtenstein and Butler has the sole power to vote and dispose of the shares reported in this Schedule 13D.

          (c) Other than the purchases set forth below, no Reporting Person has engaged in transactions in the Issuer's common stock in the past sixty days.

                      Purchases made by Steel Partners II:
                      -----------------------------------
                                         Price per Share
 Date              No. of Shares         (excl. Commissions)
 ----              -------------         -------------------

 7/28/95              250                $12.570

 7/28/95              250                 12.695

 8/01/95              500                 12.040

 8/01/95            1,000                 12.175

 8/01/95            1,000                 12.300

 8/01/95            2,500                 12.050

             CUSIP NO. 211615208                     Page 7 of 12 pages





                          Purchases made by Services:
                          --------------------------
                                         Price per Share
 Date              No. of Shares         (excl. Commissions)
 ----              -------------         -------------------

 7/12/95            1,000                $12.175

 7/21/95              400                 12.475

 7/24/95            2,000                 12.550

 7/27/95              500                 12.570

 7/28/95              250                 12.570

 7/28/95              250                 12.695

 8/01/95              500                 12.040

 8/01/95            1,000                 12.175

 8/01/95            1,000                 12.300

 8/01/95            2,500                 12.050

          All such transactions were effected in the open market.

          (d) Other than the Fund, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or to the proceeds from, the sale of such shares of the Common Stock.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Other than as described herein, there are no contracts, arrangements or understanding among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

          1    Joint Filing Agreement

          2    Powers of Attorney

             CUSIP NO. 211615208                     Page 8 of 12 pages





                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  August 7, 1995

                                     /s/ Warren G. Lichtenstein
                                   -------------------------------
                                        WARREN G. LICHTENSTEIN



                                     /s/ Lawrence Butler
                                   -------------------------------
                                        LAWRENCE BUTLER

             CUSIP NO. 211615208                     Page 9 of 12 pages





                                  EXHIBIT INDEX
                                  -------------


Exhibit                                                                     Page
-------                                                                     ----

1.   Joint Filing Agreement                                                  10

2.   Powers of Attorney                                                    11-12

             CUSIP NO. 211615208                    Page 10 of 12 pages






                             JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated August ___, 1995 (including amendments thereto) with respect to the common stock of Continental Materials Corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:  August 7, 1995


                                    /s/ Warren G. Lichtenstein
                                   ------------------------------
                                        WARREN G. LICHTENSTEIN


                                    /s/ Lawrance Butler
                                   -------------------------------
                                        LAWRENCE BUTLER

             CUSIP NO. 211615208                    Page 11 of 12 pages





                                POWER OF ATTORNEY

     Know all men by these presents, that Lawrence Butler hereby constitutes and appoints Warren G. Lichtenstein, his true and lawful attorney-in-fact and agent, with full power of substitution, and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this Schedule 13D dated August ___, 1995 and any and all amendments thereto with respect to the common stock of Continental Materials Corporation and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, the National Association of Securities Dealers and the Company, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each such attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Dated:    August 7, 1995


                                    /s/ Lawrance Butler
                                   -------------------------------
                                        LAWRENCE BUTLER

             CUSIP NO. 211615208                    Page 12 of 12 pages





                                POWER OF ATTORNEY

     Know all men by these presents, that Warren G. Lichtenstein hereby constitutes and appoints Lawrence Butler, his true and lawful attorney-in-fact and agent, with full power of substitution, and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this Schedule 13D dated August ___, 1995 and any and all amendments thereto with respect to the common stock of Continental Materials Corporation and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, the National Association of Securities Dealers and the Company, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each such attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Dated:    August 7, 1995


                                    /s/ Warren G. Lichtenstein
                                   -------------------------------
                                        WARREN G. LICHTENSTEIN